Exhibit 99.2
Investor and Media Contact:
         The IGB Group
Bryan Degnan
646-673-9701
or
         Leon Berman
         212-477-8438

Global Ship Lease Announces Annual Meeting of Shareholders

LONDON, October 27, 2022 – Global Ship Lease, Inc. (NYSE:GSL) (the “Company”) has re-scheduled its Annual Meeting of Shareholders for December 7, 2022, at 11:00 a.m. Eastern Time (the “Annual Meeting”). The record date for determining shareholders entitled to participate at the Annual Meeting is October 17, 2022. The business of the Annual Meeting is to elect two Term II Directors to serve until the 2025 Annual Meeting of Shareholders, to ratify the appointment of PricewaterhouseCoopers S.A., as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022, and to approve the adoption of an amendment to the Company’s Amended and Restated Articles of Incorporation establishing a quorum for all meetings of shareholders of one-third (1/3) of the shares, present either in person or by proxy, issued and outstanding and entitled to vote at such meetings.  The Company believes that reducing the quorum is necessary to allow the Company to conduct its business more efficiently, by reducing the possibility of having to adjourn future shareholder meetings due to failure to obtain a quorum, without prejudicing good corporate governance, given the widespread ownership of the Company’s Class A common stock. The Company also expects that the large expenses associated with printing and mailing proxy materials and soliciting proxies will also reduce, for the benefit of all shareholders.

This communication is not a solicitation of a proxy from any shareholder. However, the Company and its directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies for the Annual Meeting to be held to approve the proposals described above.  The notice of the Annual Meeting, proxy statement, and certain other materials (the “Proxy Materials”) were furnished to all shareholders of record on or about October 25, 2022, and additionally will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) and available on the Commission’s website at www.sec.gov. Shareholders of the Company and other interested persons are advised to read the Company’s Proxy Materials, including any amendments thereto, because they contain, or will contain, important information about the Annual Meeting and the solicitation of proxies.

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York Stock Exchange in August 2008.
As at August 30, 2022, Global Ship Lease owned 65 containerships, ranging from 1,118 to 11,040 TEU, with an aggregate capacity of 342,348 TEU. 32 ships are wide-beam Post-Panamax.
Adjusted to include all charters agreed, up to August 30, 2022, the average remaining term of the Company’s charters as at June 30, 2022, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, was 3.1 years on a TEU-weighted basis. Contracted revenue on the same basis was $2.4 billion. Contracted revenue was $2.8 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 4.0 years.